

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via E-mail</u>

Mr. James Nathanielsz
Chief Executive Officer
Propanc Health Group Corporation
576 Swan Street
Richmond, VIC, 3121, Australia

> **Re: Propanc Health Group Corporation**
> **Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-175092**

Dear Mr. Nathanielsz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>
<u>General</u>

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please update the discussion in your prospectus to the most recent date practicable.

Cover Page

4. We note the registration statement pertains to a combined primary and secondary offering of common stock, the primary offering will be conducted by the company's officers and directors, and that these individuals are also identified as selling shareholders. Please expand the discussion on the cover page and in the plan distribution section to clarify whether the primary offering will be completed prior to the beginning of the secondary offering. Alternatively, please consider providing two separate prospectuses or the filing of alternate pages reflecting the respective offerings in the next amendment. Regardless of the alternative you select, please identify your affiliates as underwriters. In addition, the prospectus should be updated by filing a post-effective amendment after completion of the primary offering to describe the results of the primary offering. We may have additional comments.

5. Please state whether there is any minimum amount that must be raised as a result of the primary offering, whether there are any minimum purchase requirements, and whether there are any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. See Item 501(b)(8) of Regulation S-K.

Prospectus Summary

Our Company, page 1

6. Please include a discussion of the material terms of the exchange offer, the nature of your operations prior to the exchange offer, the approximate percentage ownership the 64.7 million shares represented on the date of the exchange, and the affiliation, if any, between Propanc Pty Ltd. and you prior to the exchange offer.

The Offering, page 2

7. Please expand the presentation to include a line item for the number of shares to be offered by the company.

8. Please reconcile the number of shares outstanding prior to the offering with the number of shares reflected on your financial statements and the section entitled "Recent Sales of Unregistered Securities." We may have additional comments.

9. We note you indicate the number of shares outstanding prior to the offering is the same as the number of shares outstanding immediately following the offering which includes up to five million shares on a best efforts basis. Please advise or revise.

Risk Factors – General

10. Please expand the risk factor section to include risk factors specifically addressing:
    - Your accountant's going concern opinion;
    - Potential product liability claims; and
    - The lack of independent directors and related corporate governance issues and potential risks to shareholders.

11. We note you may be substantially dependent upon one or more third parties to conduct your research and clinical studies. If you are, please add a risk factor to address this fact. Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section. If you do not believe that you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our ability to continue as a going concern…," page 4

12. Please expand the discussion to quantify the amount of losses you have incurred in each of the past two years and the amount of your accumulated deficit. In addition, please disclose that as of March 31, 2011, you only had $54 in cash.

"Because we will need to finance our future cash needs through securities offerings…," page 4

13. We note your belief that "the net proceeds from our prior private equity offerings and existing cash will be sufficient to enable us to fund our projected operating requirements for the next twelve (12) months…." Please reconcile this statement with the fact that as of March 31, 2011 your available cash resources apparently consisted of $54 in cash and a receivable for $2608, and the statement at the bottom of page 14 "therefore, we do not have enough available cash to meet our obligations over the next 12 months." We may have additional comments.

"Because pre-clinical and clinical trials required for our product candidates…," page 5

14. Please expand the discussion to briefly discuss whether and the extent to which you have conducted pre-clinical and clinical trials.

"If we are unable to obtain sufficient and adequate supplies necessary for the manufacturing of our product…," page 6

15. It is unclear from the discussion whether there is, in fact, a sole source supplier for the components of your product. If you are substantially dependent on any of your raw material or component suppliers, please identify them here and identify the products that are materially dependent on the raw materials or components. Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section.

If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

"If we lose key management or scientific personnel…," page 8

16. Please expand the discussion to state the extent to which you have employment agreements with your key personnel. If applicable, please file these employment agreements as exhibits.

Use of Proceeds, page 11

17. Please revise the disclosure to indicate the order of priority and the amount allocated for each specified purpose and discuss your plans if substantially less than the maximum amount of proceeds is obtained. The disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds. For example, disclose how proceeds will be allocated if 100%, 50%, 25%, and 10% of the total maximum amount of proceeds are received.

18. Please describe what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering.

19. We note the discussion under "Liquidity and Capital Resources" concerning the $400,000 "down payment toward prospective acquisitions." We also note the terms of Section 2 of Exhibit 10.7. If proceeds of the offering will be used for acquisitions, the use of proceeds discussion should be expanded accordingly. See also Instruction 6 to Item 504 of Regulation S-K. We may have additional comments.

Market for Common Stock, page 12

20. Please expand the discussion to describe the criteria that must be satisfied for acceptance of an application for quotation on the OTC Bulletin Board.

21. Please expand the discussion to provide the dates of availability and the number of shares that may be sold by affiliates in accordance with Rule 144.

Management's Discussion and Analysis
Results of Operations, page 13

22. You state that the discussion relates to your subsidiary, Propanc Pty Ltd.. Please revise to discuss the results of operations for the consolidated entity, Propanc Health Group Corporation.

For the Year Ended June 30, 2010 compared to the Year ended June 30, 2009
Revenue, page 13

23. Please expand the discussion to explain the significance, if any, of your supply of unlicensed medicine to treat patients at the Dove Clinic, including potential legal and liability ramifications, if any.

24. Since Dr. Kenyon is the Medical Director of the Dove Clinic, please tell us why you did not sell the medicine directly to the Dove Clinic.

For the Year Ended June 30, 2010 Compared to the Year Ended June 30, 2009
Administration Expense, page 14

25. Please revise your discussion to explain why your stock based expense was much higher during the fiscal year ended 2010.

Liquidity and Capital Resources, page 14

26. Please tell us whether you are affiliated with Churchill and Associates. We may have additional comments.

Business
Overview, page 16

27. The overview presentation should be balanced. Since you are in the very early stages of drug development, please temper your positive conclusions with the fact that substantial additional testing will be required. The discussion should be expanded to disclose the types of additional tests you will need to conduct and that early results obtained may not be replicated in later and larger trials. In addition, your positive conclusions should be modified by either expressing them as a hope that additional testing will confirm any of the positive results you describe or, alternatively, delete the conclusions.

28. Please disclose whether your clinical studies were reported in any scientific journals. If so, please identify the journals and state whether the study was subject to peer review. Also, please advise us as to whether any other studies of Propanc have been conducted. If so, provide comparative disclosure.

29. Please expand the discussion to describe the general development of the company and its predecessors for at least the past five years as requested by Item 101 of Regulation S-K.

30. We note you "have engaged leading scientific experts in the field…." Please provide us with the basis for the statement that these individuals are leading experts or delete the word "leading."

31. Please define the term "proenzyme" and briefly describe the nature of the components of your formula and how it acts as a cancer preventative.

32. Please explain what you mean by the phrase "has proven to not encounter resistance."

33. We note the use of the terms "dose" and "treatment" in your description of the proposed product. Please clarify whether the terms are interchangeable or signify a difference in application or usage.

34. Please expand the discussion to explain why you consider the formulation to be unique. In this regard, we note the original formulation you tested was developed by third parties and your website refers to Dr. Beard's 1911 article concerning the enzyme treatment of cancers.

35. Since your proposed product is designed to treat cancer patients, please expand the discussion to explain what you mean by "high risk" patients as opposed to other patients who may need therapy to prevent their respective cancers from returning and spreading.

36. Please expand the discussion relative to the "leading scientific experts" you have engaged to:
    - Describe when the experts were engaged;
    - Describe the purpose of their engagement;
    - Indentify the experts; and
    - Discuss the extent to which the experts will receive compensation as a result of further development and sale of the proposed product(s).

37. Please identify who provided Drs. Kenyon and Mitchell permission in 2007 to perform clinical trials.

38. We note the "permission" pertained to "a non-commercial supply of proenzyme suppositories." Please clarify what you mean by this term including whether commercial supplies of proenzyme suppositories are already available and, if so, for what purposes.

39. Please identify who created "the newly developed proenzyme formulation" that was the subject of clinical trial for which permission was received in 2007.

40. We note the reference to Propanc as your "primary" product. Please expand the discussion to identify your other products and the extent of their development, if any.

41. We note Drs. Kenyon and Mitchell and Mr. Nathanielsz prepared a strategy to commercialize the product after a successful trial. Please expand the discussion to describe the trial including:
    - When and where it was conducted;
    - Who conducted the trial;

- The duration of the trial;
- The trial results;
- The nature of the control groups;
- Group sizes;
- Target indications;
- Endpoints tested;
- Results; and
- P values obtained.

42. Please expand the discussion to specifically describe how extensive the research and how limited the clinical trials you conducted were.

43. Please state how many trials you have conducted, the approximate duration of each trial, and the number of patients treated in the respective trials. In this regard, we note the registrant was formed in November 2010 and the Australian subsidiary was formed in October 2007. We also note the reference to the fact your directors have worked with researchers over the past 15 years and have enhanced the potency of the treatment. Please expand the discussion to clarify whether and the extent to which your formulation has changed during the course of your clinical trials.

44. Please reconcile the reference on page 16 to your research and development team with the statement on page 21 that you have one employee.

45. We note the reference to the limited trials conducted on 46 patients. Please expand the discussion to:
    - Identify when the trial was conducted and by whom;
    - Describe the duration of the trial;
    - Provide more specific information concerning the results of the trial including a breakdown of the details of the patients who "lived significantly longer that initially expected" as well as the patients who died prior to their expected survival time;
    - Discuss whether there was a "control" group among the 46 participants and the nature of any control groups;
    - The size of any groups;
    - Targeted indications;
    - Endpoints tested;
    - Results;
    - P values obtained; and
    - Identify who determined the anticipated life expectancy used as the trial benchmarks and describe how such life expectancy was calculated.

46. Please tell us the basis for your belief that your treatment will work with a number of different cancer types over a prolonged period. In this regard, we note that half of the

participants in the limited trial involving your treatment died prematurely. We may have additional comments.

47. If half of the participants in the limited clinical trial died prematurely, what is the basis for the statement that Propanc has demonstrated minimal side effects and low toxicity.

Current Operations, page 17

48. Please expand the discussion to describe your current drug development program and explain why you are focusing your efforts, inter alia, on distribution when you currently estimate it will take seven years to "satisfy the applicable regulator that Propanc is safe and effective."

Strategy, page 17

49. Please expand the discussion to describe how you intend to develop and commercialize your proposed products and the timeline for such action. In this regard, we note you have only one employee.

50. The reference in the "Overview" section to the use of your product as "a follow up, non-toxic, long term therapy to prevent cancer from returning and spreading" may tend to imply the product is intended for use subsequent to surgery or another primary method of treatment. Your discussion of strategy suggests you may try to develop Propanc as an initial treatment upon the detection of cancer. If applicable, please expand the discussion to clarify whether and how development of Propanc as a primary treatment instead of a follow up treatment will impact the timing and cost of obtaining required regulatory approval.

Limitations of Current Therapies, page 18

51. The discussion pertaining to the limitation of current therapies appears to apply to most, but not all of the "new treatments." Please balance the discussion to identify the treatments that do not have the limitations referred to in the discussion.

Market Opportunity, page 19

52. Please provide the basis for the following statements:
    - "Oncology drug sales are experiencing rapid growth and reached US$55 billion in 2009…;"
    - "Cancer currently affects 1 in 3 people: The most commonly occurring cancers are those of the lung, breast and colon…;" and
    - "10 major pharmaceutical companies currently account for approximately 75% of global oncology sales."

53. With respect to the amount of oncology drug sales in 2009, what portion of this market is attributed to each of the specific types of products you intend to provide. If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

Competitive Strength Comparison Between Product Types, page 19

54. Please identify the source of the comparison chart.

55. We note you have limited clinical data for Propanc and that you estimate it will take seven years for regulatory approval of your product, if at all. In view of the limited testing to date and early stage of development, please delete the table.

The Enhanced Formulation, page 20

56. Please expand the discussion to identify who conducts the scientific research on your behalf, how they are compensated and by whom, and whether these researchers have a continuing financial interest in the development and commercialization of Propanc.

57. Please expand the discussion in the last paragraph of this section to:
   - Clarify whether the "novel formulation" is Propanc;
   - Provide the basis for the statement that the newly combined formula performed as well as the clinically proven drug Nexavar;
   - Provide the basis for the statement that since small molecule drugs tend to encounter resistance and often have serious side effects, this demonstrates the clinical potential of your novel formulation; and
   - Identify your "local contract research partner." If you are materially dependent upon this provider, consider adding a risk factor to address this issue.

58. Please clarify whether your JBp-lvP/DCM formulation is covered by any of the patents or patent applications referred to in the section entitled "Intellectual Property."

59. We note the discussion of the success fee agreement under "Subsequent Events" on page F-22. Please expand the discussion under "Enhanced Formulation" to address this agreement and file the agreement as an exhibit.

License Agreements, page 20

60. Please expand your discussion to describe each material collaboration, commercial and license agreement. The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, duration of the contracts, termination provisions, royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms. The discussion of royalty provisions should provide the applicable royalty rate.

61. Please expand the discussion with respect to each patent underlying the respective licenses to indicate:
    - When the patent was filed;
    - In which jurisdiction(s) the patent(s) were filed;
    - Whether the patent application is still pending or when the patent was granted;
    - The name under which the patent was submitted;
    - Whether the licensor or you are responsible for the costs of obtaining the respective patent and the legal defense of the patent; and
    - The expiration date of each patent granted.

62. Please expand the discussion to describe the history and nature of your relationship with the University of Bath and to disclose the University's interest in the patent and commercialization rights of your proposed product. In this regard we note Exhibit 10.5 refers to your July 18, 2008 agreement with the University of Bath and states the University owns the intellectual property in the project results. We also note such intellectual property appears to include the mechanism of action of your primary proposed product. Please file the July 18, 2008 agreement as an exhibit.

63. Please clarify whether and how the Dove and Opal studies pertain to the research conducted by the University of Bath.

64. Schedule I to Exhibit 10.5 pertains to the scope of research to be conducted by the University of Bath and refers to various cell lines and research topics. Please expand your business discussion to include a section addressing the nature and results of these research projects.

Intellectual Property, page 20

65. Please expand the discussion to state how many patents and pending patent applications, respectively, you currently have.

66. Please define the term "provisional" patent application.

67. Please expand the discussion to address the anticipated time period for grant or denial of a patent application, the anticipated cost, if any, to obtain the respective patents, and the duration of Australian and international patents, if granted. In this regard, we note you have not allocated any offering proceeds for patent related expenditures.

Government Approvals, page 21

68. Please expand the discussion to:
    - Define the term "UK Specials License" and its significance;

- Explain what you mean by the term "source a non-commercial supply;"
- Identify the third parties who developed the three component formulation;
- Clarify whether this formulation is the Propanc formulation referred to in the prospectus;
- Describe the "investigator trial" referred to in this section including the identity of the investigator, when this trial was conducted, and who paid for the trial;
- Define the term "Special Access Scheme;"
- Tell us when the Dove and Opal trials were conducted, over what period of time, and the number of patients included in each trial, respectively; and
- Explain the term "classical drug development program," and why the decision to pursue the advanced formulation of Propanc necessitated a change in "the path we will enter into the clinical trial.

69. We note one of your current goals is to possibly conduct trials "through the German Health Authorities who have experience with oral enzyme therapy…." Since your 46 patient study was conducted with suppositories, please expand the discussion to explain the reasons for the apparent change in proposed delivery system and whether this change may impact the results of your prior research.

Clinical Trials, page 21

70. We note your clinical trials will be managed and supervised by Dr. Kutz, your Chief Medical Officer. We also note the discussion on page 23 identifies Dr. Kutz as your "Acting Chief Medical Officer." Please reconcile these statements and state whether you have an employment agreement with Dr. Kutz. If Dr. Kutz's prospective employment is conditional, please describe the conditions.

Management, page 22

71. Please provide Dr. Mitchell's specific work experience for the past five years.

72. Please provide the information requested by Item 407(a) and (e)(4) of Regulation S-K to the extent applicable. See Item 11 of Form S-1.

Committees of the Board of Directors, page 23

73. Please expand the discussion to also include nominating committee as requested by Item 407(a) of Regulation S-K.

Selling Shareholders, page 27

74. You have included a footnote 13 to identify the individual with voting power and dispositive control over the shares held by Suzani Pty Ltd., however there is no footnote

13. Similarly, you have included footnote 12 at the bottom of page 27, however there is no footnote 12 reflected in the table of selling shareholders. Please revise or advise.

Plan of Distribution, page 29

75. We note "the offering will be conducted on a best-efforts basis utilizing the efforts of our officers and director." Since you have three directors, please clarify whether you are referring to Dr. Kenyon in his capacity as a director.

76. Since your officers and directors also selling shareholders in the offering, please expand the discussion to explain how prospective investors will know whether the shares they may purchase are offered by the company or the officers and directors personally.

77. We note you intend to offer your common stock in New York, Florida, Massachusetts, Connecticut and Illinois. Since neither the registrant, its subsidiary, nor its officers and directors are apparently resident in the United States, please tell us how you propose to conduct the offering in the aforementioned states. We may have additional comments.

78. Please expand the discussion to include a specific description of the nature, parties and terms of the agreement filed as Exhibit 10.8.

79. Please expand the discussion to include a specific description of the nature, parties and terms of the June 2011 described under "Subsequent Events" on page F-22 whereby a consultant is entitled to receive approximately 7.2 million shares of your common stock. Since the condition for the issuance of these shares is the filing of your registration statement, please state whether the approximately 7.2 million shares have been issued and when. Please confirm whether the June 2011 agreement pertaining to the approximately 7.2 million shares is the agreement filed as Exhibit 10.6.

80. Please tell us why you engaged Jersey Fortress Capital Partners on or about June 8, 2011 to assist your "efforts to have [your] securities listed Over-The-Counter via reverse merger reporting but non-trading shell" yet filed a registration statement for your initial public offering on June 23, 2011. We may have additional comments.

Notes to Financial Statements
Note 1 – Nature of Operations, Basis of Presentation and Summary of Significant Accounting and Reporting Policies
Australian Goods and Services Tax, page F-9

81. You state here that "…assets are recognized net of the amount of GST." However, you continue to state that "[r]eceivables and payables in the balance sheets are shown inclusive of GST." Please revise your disclosure to clarify whether GST is included or excluded from your balance sheet items. To the extent it is included, please identify the line item and the amounts that are included.

Note 8- Stockholders' Equity, page F-18

82. You state that based on an immaterial difference in the conversion formula, the director
shares were converted at other prices immaterially different from the stipulated
conversion price. Please tell us why you believe the difference is immaterial. Provide us
an analysis of the conversion of the loans and accrued interest based on the correct
formula vs. the conversion price used and clarify to us why you believe the difference is
immaterial. Your analysis should disclose how many shares would have been issued had
the correct conversion formula been used. Consider the guidance in Staff Accounting
Bulletin 99.

Note 12- Subsequent Events, page F-21

83. You state that you entered an agreement in June 2011 to issue 7,216, 365 shares to a third
party consultant upon a registration statement being filed and that those shares would be
initially valued based on the value at the agreement date with changes in fair value
recorded at each period until the vesting date. Since it appears that the quantity and terms
of the equity instruments are known up front pursuant to ASC 505-50-30-21, it appears
that the final measurement value upon filing the registration statement is based on the
IPO price of $1.50. Please revise to disclose the expected effect on the financial
statements.

Recent Sales of Unregistered Securities

84. The introductory sentence refers to a description of sales under Regulation S, Section
4(2) of the Securities Act and Rule 506. However, you have only described the January
29, 2011 exchange offer. In this regard, we note the discussion on page 2 indicates you
have approximately 71.9 million shares of common stock outstanding whereas your
financial statements indicate you had approximately 64.7 million shares outstanding as of
March 31, 2011. Please expand the discussion to provide, as applicable, all of the
information requested by Item 701 of Regulation S-K for the past three years.

Signatures

85. The registration statements must be signed by at least a majority of the board of directors.
See Instruction 1 to Signatures to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kiera Nakada, Staff Accountant, at (202) 551-3659 or Mary Mast, review accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Peter J. Gennuso, Esq.
   Gersten Savage LLP
   600 Lexington Avenue, 10th Floor
   New York, New York 10022